UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

January 20, 2005

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On January 18, 2005, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the Answer to Official Notice No. 00425 dated sent by the SVS on January 14, 2005.

Attached is an English translation of the report that was filed by the Registration with the SVS.

TABLE OF CONTENTS

Page

- Answer to Official Notice No. 00425 dated January 14, 2005................ 2

Santiago, January 18, 2005

G.G. 2005/16

Rol S.V.S. N. 4272

 Mr. Hernán López Böhner

Securities Intendant

Superintendency of Securities and Insurance

Re: Answer to Official Notice No. 00425 dated January 14, 2005

Dear Sir,

We hereby address you in order to give answer to the above-captioned Official Notice, complementing the information provided as a material fact on January 11, 2005 and updating the information submitted to said Superintendency in the month of April of 2004 (letter G.G.096/2004). The foregoing, due to the re-starting of the reductions in the supply of natural gas determined by the producers members of the Sierra Chata Consortium, as a result of the instructions for an additional gas injection that they received from the Argentine authorities. That, within the general framework of the provisions in Resolution 265/04 dated March 26, 2004 and Resolution 659/04 dated June 17, 2004, which approved the "Complementary Program of Internal Market Supply of Natural Gas" (Programa Complementario de Abastecimiento al Mercado Interno de Gas Natural), both issued by the Secretariat of Energy of said country.

In this respect, we may inform you as follows:

1. In the first place, it may be indicated that the "Complementary Program of Internal Market Supply of Natural Gas" substituted the restrictions to the export of natural gas imposed by Resolution No. 27/2004 of the Under-Secretariat of Fuels of the Argentine Republic, ordering the natural gas producers to inject additional volumes to the domestic market and, in its case, to proceed to the re-direction and eventual affectation of the volumes authorized for export.

As of the date of this communication, we have only received notice from the Sierra Chata Consortium producers of the Neuquen Basin of such additional requirements of the Argentine internal market. Those producers are the responsible for the supply of natural gas to the Nueva Renca plant, owned by our affiliate Sociedad Eléctrica Santiago S.A., in accordance with the firm supply agreement entered into with the members of the above-referred Consortium.

The restrictions applied by the producers to the daily supply of the amount contracted for the normal operation of the Nueva Renca plant obligated to operate at the technical minimum (240 MW) and, subsequently, after having been increased on January 10 recently past, made it impossible to continue with its operation fueled with natural gas, circumstance that was informed to said Superintendency as an material fact on January 11.

Notwithstanding the foregoing, immediately after that, the adjustments required in order to habilitate the operation of the plant using a back up alternative fuel (diesel) were carried out. This manner, as from January 12, the Nueva Renca plant has operated with diesel or, alternatively, at technical minimum, each time the amount of fuel that makes said operation possible is accumulated. All that, in accordance with the requirements of the Load Economic Dispatch Center of the Central Interconnected System (Centro de Despacho Económico de Carga del Sistema Interconnectado Central - CDEC-SIC).

2. In accordance with the preceding paragraph, the use of diesel for the operation of the Nueva Renca plant amounts to US$84 /MWh. Notwithstanding the foregoing, as a result of a series of improvements implemented in said plant during the year 2004, at present, with the use of diesel fuel, the plant reaches a maximum capacity of 320 MWh, which means a diminishment of only 50 MWh as compared to the operation at full load with natural gas. In addition, it does not require a detention of 48 hours in order to alternate the operation natural gas-diesel, and vice versa.

3. In relation to the legal measures adopted both by AES Gener S.A. and its affiliate, Sociedad Eléctrica Santiago S.A., and as it was timely informed as a material fact to said Superintendency, on July 13, 2004, those companies filed a complaint in arbitration with the International Court of Arbitration of the International Chamber of Commerce against the producers members of the Sierra Chata Consortium, seeking the enforcement of the natural gas delivery obligations contractually committed, in addition of holding them responsible for damages incurred as a consequence of the supply restrictions.

Finally, in connection with the financial effects, we may indicate that they are represented by the higher operational costs derived from the use of alternative fuel, larger purchases in the spot market and a reduction in the sales to said market. The quantification of which in results is not possible to define as of this date, since they are strongly affected by the diverse scenarios and generation variables of the electric system.

Sincerely yours,

Luis Felipe Cerón Cerón

Chief Executive Officer

AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	January 20, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer